Exhibit 99.5

Louis Armstrong New Orleans International Airport Implements NICE Situator for Open
Situation Management and Enhanced Security in New Security Center

First North American airport deployment of NICE Situator integrates security and emergency technologies into a cohesive view to enhance the Airport’s situational awareness and response capabilities

RA’ANANA, ISRAEL, December 08, 2010 NICE Systems (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today announced that the Louis Armstrong New Orleans International Airport has implemented NICE’s open platform situation management solution, NICE Situator, in its new Security Operations Center. The Center serves as the coordination hub for all Airport security operations and emergency response activities. The deployment of NICE Situator is part of a larger FAA-sponsored security upgrade project undertaken by the Armstrong International Airport to meet stringent Transportation Security Administration (TSA) 1542 airport security regulations. Armstrong International Airport is the first North American airport to deploy NICE Situator. NICE partner Johnson Controls is the system integrator on the project.

The primary commercial airport for the New Orleans metropolitan area and southeast Louisiana, Armstrong International Airport served 7.8 million passengers in 2009. Through NICE Situator’s open architecture, the Airport is able to integrate a number of third party systems, including a computer aided dispatch system, various video solutions, a fire alarm system, an access control solution, and other security and medical/health emergency systems. NICE Situator ties all of these diverse security and safety systems together, in order to correlate data and alert dispatchers in real time to incidents that require attention.

For example, a specific alert that comes from the access control system at a jet bridge, the protected passenger walkway used to board the airplane, will automatically trigger an alert from NICE Situator, providing the complete operational picture in real-time, including the relevant video feed, status of sensors, and maps showing the location coordinates of the incident. NICE Situator’s framework for automating complex response workflows also ensures that dispatchers follow standard operating procedures (SOPs) when handling any threat or emergency.

NICE Situator is helping the Armstrong International Airport comply with TSA 1542’s directives, specifically with respect to preventing and detecting unauthorized entry to secured areas, evaluating threats in accordance with the Airport’s security program, and if emergencies do occur, taking appropriate actions as specified in the Airport’s emergency plan.

“At Armstrong International Airport we are proud to employ world-class security and safety technologies from many different companies, and NICE Situator is the centerpiece of that,” said John M Lyon, Telecommunications Manager for Armstrong International Airport. “With NICE Situator, our dispatchers are able to immediately get a single view of a situation across our many different security and safety systems, with real-time analysis and alerts, and embedded response plans to guide their actions.”

"Normally it could take a year to customize a solution of this magnitude, but with NICE Situator, we were able to accelerate the deployment and complete the initial implementation in a matter of weeks,” added Lyon. “We are looking forward to working with NICE on future enhancements and expansions.”

“This deployment for the Armstrong International Airport follows successful deployments at European airports,” said Chris Wooten, President, NICE Security Americas. “Armstrong International Airport now joins the ranks of other NICE customers worldwide – from top ports to critical infrastructure facilities – that are benefitting from NICE Situator’s open platform design and advanced situation management capabilities.”

The NICE Security offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capture, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view.  NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About Louis Armstrong New Orleans International Airport
Louis Armstrong New Orleans International Airport is a public use airport in Jefferson Parish, Louisiana, United States. It is owned by the City of New Orleans and is located 10 nautical miles (19 km) west of its central business district. It is the primary commercial airport for the New Orleans metropolitan area and southeast Louisiana and in 2009 served about 7.8 million passengers. Armstrong International Airport has four concourses and two terminals, East and West, connected by a central ticketing alley. The Airport is governed by the New Orleans Aviation Board, which was created in 1943 to oversee the Airport’s administration, operation, and maintenance. The Board represents the City in all aviation matters in consultation with state, national, and international government agencies. All members of the Board are appointed by the Mayor of New Orleans with the approval of the City Council.  More info at http://www.flymsy.com/

About NICE:
NICE Systems (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

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This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.